Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Third Quarter 2018 Results

HOLON, ISRAEL, November 7, 2018 –– Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, today reported financial results for the third quarter ended September 30, 2018.

“The last few months have been highly productive for Compugen, with strong execution marked by multiple key accomplishments. In September, we dosed the first patient in our Phase 1 COM701 study, which continues to progress as planned. Shortly thereafter, we signed a clinical collaboration agreement with Bristol-Myers Squibb, providing for the supply of Opdivo® for the combination arms of the trial, as well as establishing the opportunity to accelerate the clinical evaluation of COM701 through other combination studies,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “With Bayer’s first patient dosing in their Phase 1 study of BAY 1905254 this quarter, there are now two ongoing clinical trials addressing novel targets we discovered through computer prediction; further evidence of the power and value of our computational discovery platform.”

“Our preclinical data demonstrate that PVRIG and TIGIT are the primary inhibitory components of the foundational immuno-oncology DNAM axis, and that PVRIG is a key missing piece for cancer immunotherapy approaches that involve solely targeting the TIGIT pathway in this axis. Our research demonstrates that targeting PVRIG will be necessary to maximize the anti-tumor activity of TIGIT inhibitors, with or without PD-1 inhibitors, in various cancer types and patient populations. This is supported by initial clinical data released by others that show encouraging but modest effects of anti-TIGIT antibodies in Phase 1 clinical trials.”

“As the only anti-PVRIG drug candidate currently available for clinical testing, COM701 stands out in the crowded field of immuno-oncology and offers a compelling opportunity to counteract the inhibition of the DNAM axis and potentially address the significant unmet medical need of cancer patients who are relapsed or refractory to other immunotherapies. Moreover, this program illustrates our differentiated approach to drug discovery and development; one that is guided by three principals – a focus on new pathways aimed at addressing a significant unmet need, a science-driven approach to select optimal drug combinations; and a robust rationale and strategy for patient selection based on a deep scientific understanding of the new pathways.”

“We are confident that this differentiated approach will continue to produce high-potential, first-in-class therapeutic candidates in our earlier stage immuno-oncology programs,” Dr. Cohen-Dayag concluded.

Recent highlights:
•
Entered into a clinical trial collaboration with Bristol-Myers Squibb. The collaboration includes the supply of Opdivo® for the Phase 1 dual combination arm of COM701 and Opdivo® and a framework for expansion to additional combination studies, such as PVRIG and TIGIT blockers. In addition, Bristol-Myers Squibb made a $12 million equity investment in Compugen.

•	First patient dosed in the Phase 1 study for COM701.
•	First patient dosed in the Phase 1 study for BAY 1905254 which triggered a milestone payment of $7.8 million from Bayer.

Financial Results
Revenues for the third quarter of 2018 were $7.8 million, compared with $0 in the comparable period of 2017. The revenues for the quarter reflect the milestone achieved from Bayer AG in connection with the dosing of the first patient in the Phase 1 study of BAY 1905254.

R&D expenses for the third quarter ended September 30, 2018, were $7.8 million, compared with $7.6 million for the comparable period in 2017. R&D expenses continue to reflect pre-clinical expenses associated with COM902 in preparation of the IND application filing anticipated in 2019 and clinical expenses associated with the COM701 Phase 1 trial which was initiated in September 2018.

Net loss for the third quarter of 2018 was $3.1 million, or $0.05 per diluted share, compared with a net loss of $9.9 million, or $0.19 per diluted share, in the comparable period of 2017.

As of September 30, 2018, cash, cash related accounts, short-term and long-term bank deposits totaled $34.9 million, compared with $30.4 million at December 31, 2017. The quarter-end cash balance does not include the $12 million equity investment by Bristol-Myers Squibb or the $7.8 million for the milestone from Bayer AG. The Company has no debt.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its third quarter 2018 results today, November 7, 2018, at 8:30 a.m. ET. To access the live conference call by telephone, please dial 1-888-407-2553 from the U.S., or +972-3-918-0644 internationally. The conference call will also be available via live webcast through Compugen’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company’s website www.cgen.com.

(Tables to follow)

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel with R&D facilities in both Israel and South San Francisco, CA. Compugen’s ordinary shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Burns McClellan, Inc.
Jill Steier
 Email: jsteier@burnsmc.com
Tel: 212-213-0006

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	7,800	-	17,800	-
Cost of revenues	684	-	1,034	-
Gross profit	7,116	-	16,766	-

Operating expenses
Research and development expenses	7,759	7,620	22,854	21,413
Marketing and business development expenses	692	289	1,389	898
General and administrative expenses	1,997	2,070	6,074	5,708
Total operating expenses	10,448	9,979	30,317	28,019

Operating loss	(3,332)	(9,979)	(13,551)	(28,019)
Financial and other income, net	221	108	351	263
Loss before taxes on income	(3,111)	(9,871)	(13,200)	(27,756)
Taxes on income	-	-	-	-
Net loss	(3,111)	(9,871)	(13,200)	(27,756)

Basic and diluted net loss per ordinary share	(0.05)	(0.19)	(0.25)	(0.54)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	57,207,077	51,163,404	53,855,582	51,142,277

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars in thousands)

	September 30,	December 31,
	2018	2017
	Unaudited	Audited
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	34,901	30,438
Trade Receivable	7,800	-
Other accounts receivable and prepaid expenses	1,789	741
Total current assets	44,490	31,179

Non-current assets
Long-term prepaid expenses	235	110
Severance pay fund	2,641	2,810
Property and equipment, net	3,656	4,647
Total non-current assets	6,532	7,567

Total assets	51,022	38,746

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	9,658	6,194
Total current liabilities	9,658	6,194

Non-current liabilities
Accrued severance pay	3,197	3,255
Total non-current liabilities	3,197	3,255

Total shareholders' equity	38,167	29,297
Total liabilities and shareholders' equity	51,022	38,746